ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009 (the "Annual Financial Statements"). Additional information relating to the Company, including the Company's Amended and Restated Annual Information Form dated November 2, 2010 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is November 12, 2010. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "AUD$" for Australian dollars. All references to "common shares" mean common shares in the capital stock of the Company.

As used in this MD&A, the terms "we", "us", "our", the "Company" and "Entrée" mean Entrée Gold Inc. and the Company's wholly-owned subsidiaries, unless otherwise indicated.

*Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are held beneficially for a joint venture between Entrée and Oyu Tolgoi LLC ("OT LLC"). OT LLC is owned as to 66% by Ivanhoe Mines Ltd., and as to 34% by the Government of Mongolia. Unless the context otherwise requires, OT LLC and Ivanhoe Mines Ltd. are together, "Ivanhoe Mines". See "Overview and Operations Update - Mongolia" below. The balance of the Shivee Tolgoi mining licence area is 100% owned by Entrée.

**MIM (USA) Inc. holds the Ann Mason project in Nevada, United States. The project is 100% owned by Entrée.

This MD&A contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; and highlights from the Oyu Tolgoi Integrated Development Plan 10 report. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company's management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not intend to update such forward-looking statements, except as required by law.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

Unless otherwise stated, Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 41-101"), is responsible for the preparation of technical information in this MD&A.

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This document uses the term "Inferred and Indicated Mineral Resources." We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred and Indicated Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility

(In United States dollars unless stated otherwise)

studies, except in rare cases. ***U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Mineral Resource exists, or is economically or legally mineable.***

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia. Operations are conducted out of local offices in Mongolia, the United States of America, China, Australia, Peru, and Canada. The Company also contracts office space in each country. Entrée is in sound financial condition and is well positioned to build upon the value of the Company. As part of the Company's ongoing strategy, management is also actively seeking quality acquisitions to complement the Company's existing portfolio.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of our common shares commenced on the NYSE Amex effective July 18, 2005, under the trading symbol "EGI'. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol "EKA", and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have development and exploration properties in Mongolia, the United States, China, Australia, Peru and Canada. Our two principal assets are our Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system with a NI 43-101 compliant probable reserve estimate as well as indicated and inferred resource estimates and our Ann Mason property in Nevada, with a NI 43-101 compliant inferred resource estimate. The following is an overview of our two principal properties.

MONGOLIA – LOOKOUT HILL

Our Lookout Hill property is comprised of two mining licences (Shivee Tolgoi and Javhlant) granted by the Mineral Resources Authority of Mongolia and held through our wholly-owned subsidiary Entrée LLC. Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC's Oyu Tolgoi project and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposits respectively. These deposits are located within a land area subject to a joint venture between Entrée and Oyu Tolgoi LLC (the "Entrée-Ivanhoe Joint Venture"). Oyu Tolgoi LLC is owned 66% by Ivanhoe Mines Ltd., and 34% by the Government of Mongolia.

The beneficial ownership of the Shivee Tolgoi and Javhlant mining licences is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

- The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant mining licences (the "Joint Venture Property") and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC (a subsidiary of Ivanhoe Mines Ltd. and the Government of Mongolia). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds Oyu Tolgoi LLC's Oyu Tolgoi project. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.
- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,242 hectares. Shivee West is 100% owned by Entrée and is subject to a first right of refusal by Oyu Tolgoi LLC.

(In United States dollars unless stated otherwise)

The illustration below depicts the different areas of Lookout Hill:


N
Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
Zone III
Ulaan Khud
EGD081B
HUGO NORTH EXTENSION
Ivanhoe Mines Oyu Tolgoi Project
Shivee West Trend
Oyu Tolgoi Trend
Heruga North Discovery
HERUGA
EJD0035A
Heruga Southwest
Javhlant Mining Licence (15225A)
0
10 km
SCALE
LEGEND
Referenced Drill Hole Locations
Copper Gold Occurences
Mineral Deposits
IP Chargeability Anomalies
Shivee West Property (100% Entrée)
Entrée - Ivanhoe Joint Venture Property
MINERAL TRENDS
SHIVEE WEST & JOINT VENTURE PROPERTY

The Company's Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009. The total estimated annual fees in order to maintain both the licences in good standing are approximately $1.1 million. Approximately $600,000 of the total is recoverable from the Entrée-Ivanhoe Joint Venture.

Entree-Ivanhoe Joint Venture

An important development in the Company's history took place in October 2004 when Entrée entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines Ltd. Some of the rights and obligations under the Earn-In Agreement were subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Oyu Tolgoi LLC, which is also the title holder of the Oyu Tolgoi copper-gold project. The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée's Lookout Hill property, as illustrated in the map above. .

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property (the "Entrée-Ivanhoe Project Property"). Ivanhoe Mines undertook an aggressive exploration program, which established the presence of two significant resources on the Entrée-Ivanhoe Project Property: the Hugo North Extension deposit immediately to the north of Oyu Tolgoi and the Heruga deposit immediately to the south of Oyu Tolgoi.

Ivanhoe Mines completed its earn-in obligations by June 30, 2008 by expending a total of $35 million on exploration on the Entrée-Ivanhoe Project Property, which is now called the Joint Venture Property. In accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture. Ivanhoe Mines has earned an 80% interest in minerals deeper than 560 metres below the surface and a 70% interest in minerals above that level.

(In United States dollars unless stated otherwise)

Under the terms of the Entrée-Ivanhoe Joint Venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.

Certain of Ivanhoe Mines Ltd.'s rights and obligations under the Earn-In Agreement, including a right to nominate one member of Entrée's Board of Directors, a pre-emptive right to enable it to preserve its ownership percentage in the Company, and an obligation to vote its shares as Entrée's Board of Directors directs on certain matters, expired with the formation of the Entrée-Ivanhoe Joint Venture. Ivanhoe Mines' right of first refusal to the remainder of Lookout Hill is maintained.

As of September 30, 2010, the Entrée-Ivanhoe Joint Venture had expended approximately $6.3 million on the Joint Venture Property. Ivanhoe Mines has contributed Entrée's 20% portion of the expenditures as an advance against future earnings.

Investment by Ivanhoe Mines Ltd. and Rio Tinto in Entrée Gold Inc.

The discovery of high grade mineralization at Hugo North Extension, announced in May 2005, attracted the attention of Rio Tinto plc. Shortly thereafter, Rio Tinto Exploration Canada Inc. (formerly Kennecott Exploration Canada Inc.) ("Rio Tinto") took part in a private placement in the Company and became its largest shareholder. The following year, Rio Tinto International Holdings Ltd. ("Rio Tinto Holdings") became a large shareholder in Ivanhoe Mines Ltd.

At September 30, 2010, Ivanhoe Mines Ltd. owned approximately 12.1% of Entrée's issued and outstanding shares.

At September 30, 2010, Rio Tinto owned approximately 13.1% of Entrée's issued and outstanding shares.

Investment by Rio Tinto Holdings in Ivanhoe Mines Ltd.

In October 2006, Rio Tinto plc announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe Mines Ltd. through its subsidiary Rio Tinto Holdings. The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi project. An initial tranche of $303 million was invested to acquire 9.95% of the outstanding shares of Ivanhoe Mines Ltd. On September 12, 2007, Rio Tinto plc announced that Rio Tinto Holdings would provide Ivanhoe Mines Ltd. with a convertible credit facility of $350 million for interim financing for the Oyu Tolgoi project. The credit facility was directed at maintaining the momentum of mine development activities at Oyu Tolgoi while Ivanhoe Mines Ltd. and Rio Tinto Holdings worked towards finalising an Investment Agreement (the "Investment Agreement") with the Government of Mongolia, which was completed on March 31, 2010. If converted, this investment could result in Rio Tinto Holdings owning 46.65% of Ivanhoe Mines Ltd.

Rio Tinto plc and Ivanhoe Mines Ltd. announced in October 2009 that Rio Tinto Holdings intended to complete the Tranche 2 private placement financing (as defined within the October 2006 agreement). With the completion of this financing, which totalled $388 million, on October 29, 2009, Rio Tinto Holdings increased its equity ownership in Ivanhoe Mines Ltd. to 19.7%. In February 2010, Rio Tinto plc announced that it had agreed to invest, through subsidiaries, a further $232,400,000 to acquire 15,000,000 common shares in satisfaction of the purchase price for key mining and milling equipment for the Oyu Tolgoi mining complex. The investment in February increased Rio Tinto plc's ownership, through its subsidiaries, to 22.4% of Ivanhoe Mines Ltd.'s outstanding common shares.

On June 29, 2010, Ivanhoe Mines Ltd. announced that Rio Tinto Holdings had exercised the 46,026,522 Series A warrants it held, for an additional $393.1 million investment in Ivanhoe Mines Ltd., which raised Rio Tinto Holdings' ownership to 29.6% of outstanding Ivanhoe Mines Ltd. common shares. Proceeds from the exercise of the warrants were to be used to help fund the development and construction of the Oyu Tolgoi mining complex.

(In United States dollars unless stated otherwise)

On September 13, 2010, Ivanhoe Mines Ltd. announced that it had converted Rio Tinto Holdings' maturing $350 million convertible credit facility, plus accrued interest of $50.8 million, into approximately 40.1 million common shares of Ivanhoe Mines Ltd., increasing Rio Tinto Holdings' ownership in Ivanhoe Mines Ltd. from 29.6% to 34.9%.

The importance of Rio Tinto Holdings' investment into Ivanhoe Mines Ltd. for Entrée is that a portion of the proceeds will be used in the exploration and development of the Joint Venture Property.

Investment Agreement and Integrated Development Plan

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian Government, Ivanhoe Mines and Rio Tinto Holdings to conclude the negotiations necessary to finalize the long awaited Investment Agreement.

In October 2009, Ivanhoe Mines Ltd., Oyu Tolgoi LLC and Rio Tinto Holdings signed the Investment Agreement with the Mongolian Government. The Investment Agreement took legal effect on March 31, 2010. The Investment Agreement regulates the relationship among these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences. The Shivee Tolgoi mining licence includes Shivee West, which is 100% owned by Entrée.

The Investment Agreement specifies that Ivanhoe Mines' Oyu Tolgoi licence and its interest in the Joint Venture Property, as specified in the contract area, will be held by Oyu Tolgoi LLC, a Mongolian subsidiary company owned 34% by the Mongolian Government and 66% by Ivanhoe Mines Ltd.

On May 11, 2010, Ivanhoe Mines released an updated mine plan or Integrated Development Plan ("IDP10") outlining the current scenario for the next phases of development and eventual open-pit and underground mining anticipated to begin in 2013. Current reserves and resources are sufficient to support mining for approximately 60 years. Potential exists to expand these resources, particularly on the Joint Venture Property.

IDP10 declares the first underground mineral reserves and provides an overview of the future exploration, development and production possibilities for the Hugo North deposit, including the Entrée-Ivanhoe Joint Venture's Hugo North Extension deposit. On June 11, 2010, the Company filed an updated NI 43-101 compliant technical report titled "Lookout Hill Property Technical Report 2010" (the "June 2010 Technical Report"). The June 2010 Technical Report is dated June 9, 2010 and was prepared by AMEC Minproc Limited ("Minproc") in Perth Australia, a "qualified person" as defined in NI 43-101. The June 2010 Technical Report considers the conclusions and recommendations raised within IDP10 in the context of the Company's operations.

Information of a scientific or technical nature in this overview of the Lookout Hill property is summarized, derived or extracted from the June 2010 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the information in June 2010 Technical Report, reference should be made to the full text of the June 2010 Technical Report, which is available for review on SEDAR located at www.sedar.com.

The probable reserve for Hugo North Extension (see Table 1) totals 27 million tonnes ("Mt") grading 1.85% copper and 0.72 grams per ton ("g/t") gold. Previously reported resource estimates for Hugo North Extension and Heruga, which were reproduced in the June 2010 Technical Report, are shown in Table 2 below. The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010.

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2010
(In United States dollars unless stated otherwise)

Table 1. Hugo North Extension Mineral Reserve, May 11, 2010 Entrée – Ivanhoe Mines Joint Venture						
Deposit	**Ore** **(Mt)**	**NSR** **(US$/t)**	**Cu** **(%)**	**Au** **(g/t)**	**Recovered Metal**	
					Copper (lb)	**Gold (oz)**
Hugo Dummett Deposit						
Probable Shivee Tolgoi (Hugo North Extension)	27	55.57	1.85	0.72	1 032 000 000	531 000

Notes:

- Table shows only the part of the mineral reserve on the Entrée-Ivanhoe Joint Venture Shivee Tolgoi licence.

- Metal prices used for calculating the Hugo North underground net smelter reserves (NSR) are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- For the underground block cave, all material within the shell has been converted to mineral reserves; this includes low grade indicated and inferred material assigned zero grade and treated as dilution.

- Only indicated resources were used to report probable reserves.

- The Entrée– Ivanhoe Joint Venture includes a portion of the Shivee Tolgoi licence and all of the Javhlant licence. Both licences are held by Entrée LLC. The Joint Venture Property is planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% and Entrée Gold will receive 20% of cash flows after capital and operating costs.

- The mineral reserves are not additive to the mineral resources.

Table 2. Entrée-Ivanhoe Mines Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010							
Deposit	**Tonnage** **(t)**	**Copper** **(%)**	**Gold** **(g/t)**	**CuEq** **(%)**	**Contained Metal**		
					Copper **(000 lb)**	**Gold** **(oz)**	**CuEq** **(000 lb)**
Hugo North Extension Deposit							
Indicated Shivee Tolgoi (Hugo North)	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North)	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit							
Inferred Heruga Javhlant	910 000 000	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:

- Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/pound for copper, US$650/ounce for gold, and US$10.50 for molybdenum. The equivalence formula was calculated assuming that gold was 91% of copper recovery. CuEq was calculated using the formula:

  CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76

- The contained copper, gold and molybdenum in the tables has not been adjusted for metallurgical recovery.

- Molybdenum content in the Heruga deposit is 141 parts per million ("ppm") and is included in the calculation of CuEq.

- The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

- The mineral reserves are not additive to the mineral resources.

- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(In United States dollars unless stated otherwise)

- The Entrée– Ivanhoe Joint Venture includes a portion of the Shivee Tolgoi licence and all of the Javhlant licence. Both licences are held by Entrée LLC. The Joint Venture Property is planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% and Entrée Gold will receive 20% of cash flows after capital and operating costs.
- Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability

Highlights from IDP10 in relation to Entrée include:

- First reported mineral reserves on the Joint Venture Property;
- Hugo North Extension reserves have the highest value of all the Oyu Tolgoi deposits, measured as net smelter returns ("NSR");
- Development mining of Hugo North Extension (Lift 1) to begin Year 4 after commencement of production at Oyu Tolgoi, which is estimated to be in 2013, with full production commencing in Year 11;
- Mining of Heruga deposit as proposed in Life of Mine (LOM) Sensitivity Case could commence in Year 27;
- Other alternative mining scenarios consider earlier production from Heruga – as early as Year 7;
- The Joint Venture Property is a key component of the development and potential further exploration success of the Oyu Tolgoi porphyry system;
- Commitment to ongoing exploration of the Oyu Tolgoi trend, with up to 13 kilometres ("km") of untested potential on the Joint Venture Property;
- Based on long term metal prices, Entrée's current share of reserves gives a net present value (NPV) (8%) of $79 million while using current metal prices gives a NPV (8%) of $134 million; and
- The conceptual LOM Sensitivity Case gives Entrée's production share using long term metal prices a NPV (8%) of $176 million while current metal prices gives a NPV (8%) of $344 million.

UNITED STATES – ANN MASON

Entrée has a 100% interest in the Ann Mason property indirectly through its wholly-owned subsidiary PacMag Metals Pty Ltd (formerly PacMag Metals Limited), which it acquired in June 2010, and through PacMag's wholly-owned subsidiary, MIM (USA) Inc.

The following information was taken from "Ann Mason Project Resource Estimate" with an effective date of January 2010 ("Resource Estimate 2010"). This report was prepared by Wardrop Engineering Inc. and a copy is filed on SEDAR at www.sedar.com. The Resource Estimate 2010 forms the basis for the scientific and technical information in this overview of the Ann Mason property. Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Resource Estimate 2010.

The Ann Mason property is located seven kilometres west of the town of Yerington in central west Nevada and hosts the Ann Mason copper molybdenum porphyry deposit. The property is defined by the mineral rights to 241 unpatented lode claims and covers a total area of approximately 1,837 hectares, on public land administered by the Bureau of Land Management.

The illustration below depicts the location of the Ann Mason property. In addition to the Ann Mason deposit, the property also hosts the Blue Hills copper oxide target.


Reno 70 km/50 miles
NEVADA
MacARTHUR
95
BEAR
BLUE HILLS PROSPECT
Cu Oxide
Cu-Mo Porphyry
Ann Mason Property
95
Yerington
YERINGTON MINE
ANN MASON DEPOSIT
810.4 Mt @ 0.40% Cu inf. (43-101 compliant)
Mason
Artesia Lake
PUMPKIN HOLLOW
LEGEND
Major copper producer (1953-1978)
Copper deposits
Copper targets
ENTRÉE
ANN MASON PROPERTY
N
0
5 km
SCALE

Mineral Resource Estimate

The Ann Mason deposit inferred mineral inventory stands at 810.4 million tonnes at 0.399% copper (at a 0.30% cut-off) for 3.23 million tonnes of contained copper. This resource estimate uses PacMag's pit shell #25 from their Whittle pit optimization run 7.

Cut-off	Tonnage	Cu
Cu %	**(million t)**	**%**
>0.4	315.22	0.485
>0.3	**810.39**	**0.399**
>0.2	1409.96	0.336

At a copper cut-off of 0.30%, the modelled within pit shell #25 molybdenum resources is 166 million tonnes at 0.010% molybdenum. Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Depreciation	$ 14,660	$ 40,410	$ 93,423	$ 115,948
Escrow shares compensation		-	-	-
General and administrative	1,284,262	847,909	3,080,988	2,470,295
Interest income	(80,251)	(33,142)	(192,477)	(334,983)
Mineral property interests	4,496,968	2,722,656	8,116,644	7,418,836
Loss from equity investee	401,539	43,094	597,326	65,548
Stock-based compensation	430,792	-	430,792	1,326,834
Net loss	$ 6,547,970	$ 3,620,927	$ 12,126,696	$ 11,062,478

Mineral properties expenditures are summarized as follows:

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Lookout Hill	$ 2,818,389	$ 1,625,877	$ 4,905,985	$ 4,749,151
Empirical	26,088	249,277	120,647	353,792
Bisbee	29,633	35,259	166,069	118,061
Lordsburg	22,770	373,808	48,523	1,327,267
HBE - Blackjack	439,748	189,622	976,003	189,622
BCE - Roulette	393,945	24,454	548,352	24,454
Ann Mason	523,090	-	523,090	-
Lukkacha	16,806	-	16,806	-
Huaixi	141,770	127,418	413,639	562,352
Other	84,728	96,941	397,529	254,408
Total costs	4,496,968	2,722,656	8,116,644	7,579,107
Less stock-based compensation	-	-	-	(160,271)
Total expenditures, cash	$ 4,496,968	$ 2,722,656	$ 8,116,644	$ 7,418,836

(In United States dollars unless stated otherwise)

MONGOLIA

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence ("Shivee West"). The title for this licence is held by Entrée's Mongolian subsidiary, Entrée LLC.

Entrée budgeted approximately $4.0 million for first phase 2010 exploration on Shivee West. Surface work began in April and consisted of a deep-probing induced polarization (IP) survey, a close-spaced gravity survey, geochemical sampling and detailed geological mapping to augment the existing database followed by a diamond drilling program initiated in late June. To date in 2010, 9,833 metres have been completed in nine holes testing deep targets along this trend. A further four holes are planned to complete the Company's 2010 exploration program.

The program has been successful in furthering our understanding of the geology of Shivee West. A key exploration result is the intersection of prospective stratigraphy interpreted to correlate with the Devonian age host rocks associated with copper-gold mineralization at Oyu Tolgoi. Rocks containing variable sulphide mineralization, including minor chalcopyrite, the main copper-bearing phase at Oyu Tolgoi, have been identified in several holes. Full assay results are pending.

Togoot

Entrée's 100% owned Togoot mining licence is held by its Mongolian subsidiary Entrée Resources LLC. Since 2008, three coal targets have been discovered on the Togoot licence: Nomkhon Bohr, Coking Flats and Khar Suul. These discoveries form part of the rich Permian-age coal basin of Southern Mongolia, which includes Tavan Tolgoi, located approximately 75 kilometres to the northwest of Togoot. Tavan Tolgoi is reputedly one of the largest undeveloped high quality coal resources in the world.

To May 2009, over 15,000 metres of drilling had been completed on coal targets on the Togoot licence. Nomkhon Bohr lies adjacent to the northern boundary of the licence. The Coking Flats and Khar Suul targets to the southwest of Nomkhon Bohr are at an earlier stage of exploration.

At Nomkhon Bohr, coal seams have been traced over a strike length of 1,200 metres by drilling and trenching. Coal is mostly medium volatile bituminous, high in ash with variable sulphur. Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metres to 4.5 metres. The coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands. The regional geology has similarities to the large Tavan Tolgoi coal deposits to the northwest.

The Company's technical team worked with a Mongolian consulting group to prepare an application for conversion of the former Togoot exploration licence to a mining licence. The mining licence was issued by the Mineral Resources Authority of Mongolia on June 24, 2010, and covers 14,031 hectares of the northwest portion of the former exploration licence. The new mining licence encompasses the coal prospects identified at Nomkhon Bohr. A feasibility study in accordance with Mongolian regulatory requirements is currently being prepared to satisfy one of the conditions to the grant of the mining licence.

For the three months ended September 30, 2010, expenses on all Mongolian projects were $2,818,389 compared to $1,625,877 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Mongolian project expenses were $4,905,985 compared to $4,749,151 during the nine months ended September 30, 2009 as set out above. The higher expenses in 2010 resulted from a broader drill program compared to 2009.

(In United States dollars unless stated otherwise)

UNITED STATES

In addition to its Ann Mason property, the Company has interests in properties in Nevada, Arizona, New Mexico and North Dakota, through agreements with HoneyBadger Exploration Inc., Bronco Creek Exploration Inc. and Empirical Discovery LLC, and as a result of its June 30, 2010 acquisition of PacMag.

Ann Mason Property, Nevada

The Ann Mason property is Entrée's most advanced project outside of Mongolia. Entrée has a 100% interest in the Ann Mason property indirectly through its wholly-owned subsidiary PacMag, which it acquired in June 2010, and through PacMag's wholly-owned subsidiary, MIM (USA) Inc.

Entrée released the Ann Mason Project Resource Estimate on the Ann Mason copper deposit in January 2010. The Ann Mason deposit is estimated to contain an inferred resource of 810.4 million tonnes grading 0.40% copper, using a 0.30% copper cut-off. Accompanying molybdenum is estimated at 165.9 million metric tonnes at a grade of 0.01% molybdenum. Based on these figures, the Ann Mason deposit contains approximately 7.1 billion pounds of copper. The property also hosts the Blue Hills copper oxide target, which potentially extends westward onto the ground held under an agreement between Entrée and Honey Badger Exploration Inc. ("Honey Badger").

Entrée has budgeted $3.7 million for a program on the Ann Mason property in 2010. Up to $2.7 million has been approved to conduct deep-penetrating IP geophysical surveys, to be followed by core drilling to explore the potential for higher grade mineralization at depth and for extensions west of the currently defined Ann Mason resource. A budget of $1.07 million has been approved to conduct detailed geochemical sampling and drilling to test the extent of shallow oxide copper mineralization in the Blue Hill copper oxide zone, which straddles the western boundary of the Ann Mason property.

Reverse circulation (RC) drilling is currently underway at Blue Hill, with 14 of the planned 20 holes totalling 2,364 metres completed to date. Initial assay results confirm the presence of a near surface zone of oxide copper mineralization, which will be better defined by the current drill program. Visual identification of copper sulphide mineralization at the bottom of several drill holes indicates the Blue Hill sulphide zone, first discovered in PacMag holes BH08001 and BH08003, can probably, with additional core drilling, be extended 600 metres or more southwest of the two discovery holes. Potential exists for shallow oxide copper resources and additional sulphide mineralization in separate zones at Blue Hill. Full assay results from the RC drilling are pending.

Core drilling commenced at Ann Mason in early November 2010.

For the three months ended September 30, 2010, Ann Mason expenses were $523,090 compared to $Nil during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Ann Mason expenses were $523,090 compared to $Nil during the nine months ended September 30, 2009 as set out above.

Blackjack and Roulette Properties, Nevada

In July 2009, the Company entered into an agreement with Honey Badger under which Entrée may acquire up to an 80% interest in a portion of the Blackjack property, which is directly adjacent to the Ann Mason property near Yerington, Nevada. In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. ("Bronco Creek"), a private exploration company now a wholly-owned division of Eurasian Minerals Inc., on the Roulette property, which adjoins Honey Badger's ground to the south and the Ann Mason property to the west.

A $1.1 million geophysics IP and drilling program has been approved for the Blackjack property. On the Roulette property, a $0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies.

Drilling commenced on Blackjack in June to test several discrete anomalies first outlined by an AirMT geophysical survey completed in 2009, as well as recent IP results and anomalous copper geochemistry interpreted to represent the continuation of the Blue Hill oxide copper zone across the property boundary from Ann Mason. Seven holes totalling 2,820 metres have been completed. One of the holes (EG-B-10-001), sited to test an AirMt target and coincident IP

(In United States dollars unless stated otherwise)

anomaly in the northeastern corner of the property, intersected stringers of chalcopyrite in rocks below a shallow-dipping fault. The presence of copper mineralization associated with this IP anomaly is an important development. Although offset by faulting, the IP anomaly extends 5 kilometres west and southwest from EG-B-10-001. Five of the Blackjack holes were sited on the possible westward extension of the Blue Hill zone of mineralization; the upper portions of all five holes are strongly oxidized and iron-rich, with occasional oxide copper minerals noted. Full assay results are pending.

On the Roulette property, four wide-spaced holes were planned to test a broad target under approximately 350 metres of barren cover rocks. The holes were sited based on an updated geological and structural interpretation of the Yerington district, presence of a strong aeromagnetic high and anomalous results from a deep penetrating geochemical survey. Hole EG-R-10-003 intersected strongly altered granodiorite cut by quartz and quartz-calcite veins containing visible chalcopyrite-pyrite mineralization. This intersection validates the conceptual basis of the exploration program and provides strong encouragement for further work to define and extend this discovery. Assays are pending. A second drill hole failed to penetrate to the target depth due to strong faulting.

For the three months ended September 30, 2010, Blackjack expenses were $439,748 compared to $189,622 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Blackjack expenses were $976,003 compared to $189,622 during the nine months ended September 30, 2009 as set out above.

For the three months ended September 30, 2010, Roulette expenses were $393,945 compared to $24,454 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Roulette expenses were $548,352 compared to $24,454 during the nine months ended September 30, 2009 as set out above. Limited work was completed on the Roulette property during the first nine months of 2009.

Empirical, Arizona and New Mexico

In August 2007, the Company entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.

Drilling of the Duncan and Gold Hill properties was unsuccessful and these projects have been terminated. Drilling at Lordsburg, New Mexico, was successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization (see next section below).

The 2007 agreement was amended in August 2009 to include the 1,435 hectare (“ha”) (3,545 acre) Oak Grove property, located approximately 45 km northeast of Lordsburg. Work on the Oak Grove property to date has consisted of permitting and negotiation of access agreements. A 17 km IP and 50 km magnetic survey has recently been commenced.

For the three months ended September 30, 2010, Empirical expenses were $26,088 compared to $249,277 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Empirical expenses were $120,647 compared to $353,792 during the nine months ended September 30, 2010 as set out above. Little work was completed in the first nine months of 2010 due to permitting and logistical delays. The foregoing expenses exclude expenses incurred on Lordsburg, which are discussed below.

Lordsburg, New Mexico

The Lordsburg claims cover 2,013 ha (4,793 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico. The claims were acquired under the 2007 Empirical agreement.

Copper-gold mineralization at Lordsburg is associated with potassic alteration and sulphide-quartz veining in feldspar porphyry intrusives cutting andesitic volcanic rocks. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg target in the first half of 2008, followed by four widely spaced diamond drill holes totaling 2,563 metres (8,405 feet). One of these holes

(In United States dollars unless stated otherwise)

(EGL-08-002) intersected 310 metres of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold.

Six additional drill holes were completed in 2009 and successfully expanded the mineralised zone. Significant copper and gold intervals were intersected in four of the six drill holes. One hole in particular, EG–L-09-012, returned potentially economic grades of 0.25% copper and 0.15 g/t gold (0.35% copper equivalent) over 94 metres. Furthermore, this same interval hosts a higher grade zone of 60 metres averaging 0.31% copper and 0.21 g/t gold (0.44% copper equivalent).

Entrée is currently applying for additional drill permits for the 2011 field season. Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

For the three months ended September 30, 2010, Lordsburg expenses were $22,770 compared to $373,808 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Lordsburg expenses were $48,523 compared to $1,327,267 during the nine months ended September 30, 2009 as set out above.

Bisbee, Arizona

In January 2008, the Company entered into a second agreement with Empirical to explore for buried porphyry copper targets in an area north of Bisbee, Arizona. The Bisbee camp has recorded production of over 8 billion pounds of copper and 3 million ounces of gold. A ground geophysical program has been completed and drill testing of select targets is expected to commence in Q3 or Q4 2010 once environmental permitting is complete.

A $610,000 exploration program is planned for 2010. Work to date includes three lines of IP/resistivity designed to test the Dixie and Abbot targets, the possible northern extension of the Freeport McMoRan's Cochise copper resource located 1.7 kilometres south of the Company's land holdings. Drilling of three combined reverse circulation (RC)/diamond drill holes totalling 2,400 metres to test geophysical anomalies interpreted as possible porphyry-style alteration and mineralization is planned for Q4 2010.

For the three months ended September 30, 2010, Bisbee expenses were $29,633 compared to $35,259 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Bisbee expenses were $166,069 compared to $118,061 during the nine months ended September 30, 2009 as set out above. The higher expenses in 2010 resulted from an increase in consulting fees.

AUSTRALIA

Blue Rose Joint Venture

The Blue Rose joint venture covers the exploration license EL 3848 in the Olary Region of South Australia, 300 km northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1000 square kilometre tenement and a copper oxide resource has been outlined in the north-central area of the tenement.

In September 2010, Entrée announced the Company's wholly owned subsidiary PacMag (as to 51% of the joint venture) and Giralia Resources NL (ASX:GIR) ("Giralia") (as to 40% of the joint venture), have entered into an agreement with Bonython Metals Group Pty. Ltd. ("BMG"), a private Australian resource company. BMG has agreed to purchase 100% of the iron ore rights on the joint venture's Blue Rose exploration property EL3848 in exchange for 6% of BMG's future issued capital. Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture's shares in the private company for 6% of the initial public offering on the day of listing. Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture's private shares for AUD$25 million.

WASCO Mining Company Pty Ltd ("WASCO") plans to conduct mining operations in this area with PacMag and Giralia retaining a royalty interest. WASCO is a private Australian investment group owned 50% by a Chinese investment vehicle targeting copper production opportunities in Australia while having access to the Chinese copper market for sale of product. WASCO can earn 100% of a 12 square kilometre area surrounding the Blue Rose copper

deposit along with the rights to mine and process any mineralization extracted. WASCO will refund the joint venture AUD$1.95 million in past expenditures and pay a 1.5% gross revenue royalty on any production from the property to the joint venture. The PacMag – Giralia joint venture retains the rights to mineralization other than iron ore on the exploration license outside of the 12 square kilometre WASCO agreement area.

Mystique Joint Venture

Mystique is an early stage gold exploration project in joint venture with Black Fire Minerals Ltd. (ASX:BFE – "Black Fire"). Black Fire can earn up to a 75% interest by expending AUD$2.5 million by September 2014. The project is located in the Albany-Fraser Province of West Australia. This province is host to the +5 million ounce Tropicana-Havana gold deposit (75.3 million tonnes averaging 2.07 g/t gold), a joint venture between AngloGold Ashanti Ltd. (70%) and Independence Group NL (ASX:IGO – 30%).

The Entrée (PacMag) – Black Fire joint venture is centered on the historic Torquata and recently discovered Salubris prospects. These prospects are outlined by strongly anomalous gold in calcrete soil geochemical anomalies. This is the same exploration technique which identified the Tropicana deposit. Black Fire's 2010 exploration program, which commenced in July, includes 5000 metres of aircore drilling, infill soil geochemical surveying and an Aboriginal heritage survey.

Corktree Joint Venture

The Corktree project is located in Western Australia, 150 km north of Meekatharra and approximately 30 km east of the Doolgunna copper–gold project of Sandfire Resources NL (ASX – SFR – "Sandfire"). Sandfire has outlined JORC compliant resources of 10.67 million tonnes at 5.6% Cu, 1.9 g/t Au and 15 g/t Ag at the recently discovered DeGrussa and Conductor 1, 4 and 5 volcanogenic massive sulphide (VMS) lenses. Interest in Sandfire's Doolgunna deposits and this entire area has resulted in Sandfire being able to raise approximately AUD$200 million in July 2010 through purchase of a 19% interest in the company by OZ Minerals (ASX – OZL) and subsequent acquisition of a 12.5% stake by Korean company LS Nikko who will also arrange sales for 45% of Sandfire's future base metal production.

Corktree is a joint venture with Giralia in which Entrée (PacMag) may earn a 75% interest by spending AUD$750,000 over two years. The property hosts several copper oxide showings associated with flat lying carbonate sediments. Sandfire plans to drill several areas of the property in 2010.

Northling Joint Venture

Northling is a joint venture with Dominion Mining Limited (ASX:DOM – "Dominion"), whereby Dominion can earn up to 70% by spending AUD$ 750,000 over 5 years. The property, located approximately 50 km northeast of the Corktree joint venture, was explored by DeBeers for diamonds in the early 1990s, with copper being intersected in one of the drill holes (2.4% over 4 m). Dominion conducted a limited drilling program through Q3 2010; full results of this work are still being evaluated.

CHINA

In November 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totalling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People's Republic of China. Entrée may earn a 78% interest in the Huaixi property by spending $3 million on exploration within four years.

A six-hole, 2,660 metre diamond drilling program was completed in January 2010. Variable base metal mineralization was intersected in several holes. A further 1,500 m drill program commenced in mid-July to test a number of additional geological-geophysical-geochemical targets. Six holes totalling 1,508 m have been completed, and patchy sulphides (py-cp-gl-sl) reported from visual examination. No assays have been received to date.

(In United States dollars unless stated otherwise)

For the three months ended September 30, 2010, Huaixi expenses were $141,770 compared to $127,418 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Huaixi expenses were $413,639 compared to $562,352 during the nine months ended September 30, 2009 as set out above.

CANADA

In September 2009, the Company entered into an option agreement with Taiga Consultants Ltd. ("Taiga") to acquire the Crystal property, an early-stage copper-molybdenum project in central British Columbia.

A short prospecting and sampling program was completed in October 2009. In 2010, a C$0.39 million geophysical, geochemical and diamond drilling program was approved. An airborne EM and magnetic survey was completed in early May. The survey identified a number of anomalies which may be related to Cu-Mo mineralization. A follow-up ground mapping and soil (104 samples) and rock sampling (131 samples) program was completed from mid-July to early August, 2010. Two grab samples from a mineralized breccia-shear zone returned 0.6 and 0.7 % Cu. After evaluating results from this program, the Company decided not to proceed with the acquisition of the Crystal property. In November 2010, the Company provided 30 days' notice to Taiga of termination of the option agreement.

PERU

In September 2010, the Company announced that it had entered into a conditional agreement with a private Peruvian company whereby Entrée, through its wholly-owned Peruvian subsidiary, Exploraciones Apolo Resources S.A.C. ("Apolo"), may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Apolo obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Apolo may earn a 70% interest by making cash payments totalling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Apolo has vested a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of five concessions totalling 2,900 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for grass roots exploration within a major copper district. The focus of initial work at Lukkacha will be to map the differing alteration styles apparent at surface in order to define targets for the first round of drill testing. Widespread intense alteration and surface leaching of sulphides suggests the possibility of enriched secondary copper sulphides in addition to primary mineralization. The anticipated drilling program will specifically test for the occurrence of a blanket of enriched copper sulphides. Limited field work is expected to commence in Q4 2010.

For the three months ended September 30, 2010, Lukkacha expenses were $16,806 compared to $Nil during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, Lukkacha expenses were $16,806 compared to $Nil during the nine months ended September 30, 2009 as set out above.

GENERAL AND ADMINISTRATIVE

For the three months ended September 30, 2010, general and administrative expense before stock-based compensation was $1,284,262 compared to $847,909 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, general and administrative expense before stock-based compensation was $3,080,988 compared to $2,470,295 during the nine months ended September 30, 2009 as set out above. The increase in 2010 was due to the addition of an intermediate accountant, salary increases for existing personnel and increased legal fees compared to 2009.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2010, stock-based compensation expense was $430,792 compared to $Nil during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, stock-based compensation expense was $430,792 compared to $1,326,834 during the nine months ended September 30, 2009 as set out above. There were 300,000 options granted during the nine months ended September 30, 2010, compared to 1,780,000 options that were granted with a fair value of $1,250,242 during the nine months ended September 30, 2009.

INTEREST INCOME

For the three months ended September 30, 2010, interest income was $80,251 compared to $33,142 during the three months ended September 30, 2009 as set out above. For the nine months ended September 30, 2010, interest income was $192,477 compared to $334,983 during the nine months ended September 30, 2009 as set out above. The Company earns income on its cash and cash equivalents. The decreases were due to lesser principal amounts invested due to cash expenditures throughout the year and lower interest rates due to market conditions.

VALUATION OF INVESTMENT

Asset Backed Commercial Paper (ABCP)

The Company owns Asset Backed Notes ("AB Notes") with a face value of C$4,007,068 (December 31, 2009 – C$4,013,365). The Company has designated the notes as "available for sale" and the notes are recorded at fair value.

During the fiscal quarter, the fair market value of the AB Notes was positively impacted by two factors: credit market conditions, and the passage of time.

Credit markets resumed their tightening trend in the third quarter of 2010, which was a significant influence on the increase in Fair Market Price of the AB Notes during Q3.

Secondly, the simple passage of time has a positive effect on fair market price. As with all debt instruments, if they do not default the value of these AB Notes will approach par as the maturity date approaches. The reduction in the time-to-maturity is a factor that increases the Fair Market Value of the AB Notes this period.

The impact of these positive factors was an increase in fair market value in the period. As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,623,998 as at September 30, 2010 (December 31, 2009 – C$2,267,560). Accordingly, the Company has recorded an unrealized gain of $341,936 in other comprehensive income (September 30, 2009 – $475,541) for the nine months ended September 30, 2010.

The table below summarizes the Company's valuation.

Restructuring categories	C$ thousands			
	Face value	September 30/2010 C$ Fair value estimate*	Dec 31/2009 C$ Fair value estimate	Expected maturity date
MAV 2 Notes				
A1 (rated A)	1,960,231	1,537,392	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	1,000,732	826,653	12/20/2016
B	295,974	84,670	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016
Total original investment	**4,007,068**	**2,623,998**	**2,267,560**	

* - the range of fair values estimated by the Company varied between C$2.2 million and C$2.7 million
 - the total United States dollars fair value of the investment at September 30, 2010 is $2,548,070 (Dec 31, 2009 - $2,166,597).

(In United States dollars unless stated otherwise)

We believe we have utilized an appropriate methodology to estimate fair value. However, there can be no assurance that management's estimate of potential recovery as at September 30, 2010 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (Note 7). At September 30, 2010, the Company's investment in the joint venture was $Nil (December 31, 2009 - $94,154). The Company's share of the loss of the joint venture is $597,326 for the nine months ended September 30, 2010 (September 30, 2009 - $65,548).

Australia Listed Equity Securities

At September 30, 2010, the Company held the following Australia listed securities:

	Shares	FMV
Peninsula Minerals Limited	34,650,000	$1,336,367
Zinc Co. Limited	300,000	10,124
		$1,346,491

OUTLOOK

The Company is actively engaged in evaluating additional acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas. Recent efforts have resulted in the acquisition of PacMag, agreements with Honey Badger and Bronco Creek on projects in Nevada and a conditional agreement on the Lukkacha property in Peru. The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow. If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

The Company feels confident that it has sufficient funds available for ongoing operations and possible future acquisitions. Notwithstanding the foregoing, in order to provide the Company with flexibility to quickly raise funds or facilitate strategic investments should the need or opportunity arise, the Company announced on November 2, 2010 that it had filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. These filings, when made final, will allow the Company to make offerings of common shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 during the 25-month period that the final short form base shelf prospectus remains effective. Net proceeds from the sale of the securities, if any, are expected to be used by the Company for acquisitions, development of acquired mineral properties, working capital requirements and/or for other general corporate purposes.

(In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended September 30, 2010	Three Months Ended June 30, 2010	Three Months Ended March 31, 2010	Three Months Ended December 31, 2009
Exploration	$ 4,496,968	$ 2,511,312	$ 1,108,364	$ 2,406,856
General and administrative	1,729,714	808,638	1,066,608	3,591,718
Loss from operations	(6,226,682)	(3,319,950)	(2,174,972)	(5,998,574)
Interest income	80,251	50,564	61,419	62,758
Loss from equity investee	(401,539)	(153,177)	(42,611)	(103,960)
Net loss	$ (6,547,970)	$ (3,422,563)	$ (2,156,164)	$ (6,039,776)
Loss per share, basic and diluted	$ (0.04)	$ (0.04)	$ (0.02)	$ (0.06)

	Three Months Ended September 30, 2009	Three Months Ended June 30, 2009	Three Months Ended March 31, 2009	Three Months Ended December 31, 2008
Exploration	$ 2,722,656	$ 2,840,854	$ 2,015,597	$ 4,236,000
General and administrative	888,319	942,685	1,921,802	742,828
Loss from operations	(3,610,975)	(3,783,539)	(3,937,399)	(4,978,828)
Interest income	33,142	80,161	221,680	324,686
Loss from equity investee	(43,094)	(22,454)	-	(40,606)
Fair value adjustment to asset backed commercial paper	-	-	-	-
Net loss	$ (3,620,927)	$ (3,725,832)	$ (3,715,719)	$ (4,694,748)
Loss per share, basic and diluted	$ (0.04)	$ (0.04)	$ (0.04)	$ (0.05)

The 2010 field exploration season did not begin until the end of March resulting in lower explorations cost in the first quarter compared to the prior year. In last quarter of 2009 lower exploration cost were incurred than in the prior year due to a reduced work program in Mongolia. Interest income in 2010/2009 has decreased compared to 2008 due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage. Working capital on hand at September 30, 2010 was $25,304,804 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for the next twelve months. Cash and cash equivalents were $26,254,869 at September 30, 2010. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $9 million. At present, the Company is dependent on equity financing for additional funding if required. Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

(In United States dollars unless stated otherwise)

Under the terms of the Entrée-Ivanhoe Joint Venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $9,311,096 for the nine months ended September 30, 2010 (September 30, 2009 - $9,638,044) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

Cash provided by financing activities during the nine months ended September 30, 2010 and 2009 and common shares issued for cash were as follows:

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2009
	Shares	**Amount**	**Shares**	**Amount**
Share Issue Costs	-	$ (147,228)	-	$ -
Exercise of stock options	1,532,271	1,794,520	449,500	549,897
	1,532,271	$ 1,647,292	449,500	$ 549,897

Investing activities

During the nine months ended September 30, 2010, the Company expended $76,011 on equipment, primarily for exploration activities (September 30, 2009 - $98,379). Other investing activities for the nine months ended September 30, 2010 consisted of a cash payment of $7,388,397 (September 30, 2009 – $Nil) relating to the PacMag acquisition and cash and bond payments of $151,920 (September 30, 2009 – $Nil) related to other mineral property interests. The company also acquired $959,437 cash on the acquisition of PacMag on June 30, 2010.

Table of Contractual Commitments

The following table lists as of September 30, 2010 information with respect to the Company's known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total
Office leases	$ 42,105	$ 76,190	$ -	$ -	$ 118,295
Total	$ 42,105	$ 76,190	$ -	$ -	$ 118,295

Outstanding share data

As at September 30, 2010, there were 113,722,418 common shares outstanding. In addition, there were 8,491,800 stock options outstanding with exercise prices ranging from C$1.32 to C$2.60 per share. There were no warrants outstanding

(In United States dollars unless stated otherwise)

at September 30, 2010. As at November 12, 2010 there were 113,814,918 common shares outstanding. In addition, there were 8,441,800 stock options outstanding with exercise prices ranging from C$1.32 to C$2.60 per share.

CAPITAL RESOURCES

The Company had no commitments for capital assets at September 30, 2010.

At September 30, 2010, the Company had working capital of $25,304,804 compared to $41,729,183 at September 30, 2009. In addition, the Company had an investment in asset backed commercial paper of $2,548,070 net of all adjustments. Budgeted expenditures for the year ending December 31, 2010 are approximately $4 million for exploration and $1 million for administration, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $20 million.

The Company is committed to make lease payments for the rental of office space totalling $118,295 over the remaining two years of its five year office lease in Vancouver, an annual office lease in Beijing, 2 annual office leases in Yerington, and an annual lease for accommodations in Vancouver.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the nine months ended September 30, 2010 (September 30, 2009 - Nil).

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 7 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.

The Company's accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting ABCP since August 2007 constitute an indication of impairment and it is therefore necessary to carry ABCP at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

The Company has estimated the fair value of ABCP at June 30, 2010 using the methodology and assumptions outlined below. The fair value estimate of the New Notes to be received under the restructuring has been calculated based on

information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers' required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring. Based on the fair value estimation, the Company has recorded an unrealized gain of $341,936 (September 30, 2009 - $475,541) for the nine months ended September 30, 2010. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities and loans payable, some of which are denominated in U.S. dollars, Mongolian Tugriks, Australian dollars, Peruvian Nuevo Sol and Chinese Renminbi. Investments include asset-backed notes (see "VALUATION OF INVESTMENT"). The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and future financial performance. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results,

performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this MD&A. For a more extensive discussion of such risks and uncertainties, the reader should also refer to the section titled "Risk Factors" contained in the Company's AIF available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and further exploration is required before the Company can evaluate whether any such deposits exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if the Company is successful in identifying a mineral deposit, the Company would be required to spend substantial funds on further drilling and engineering studies before determining whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000. Approximately $600,000 of this amount would be subject to the Entrée-Ivanhoe Joint Venture. In the United States, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program. A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

Entrée is not presently a party to the Investment Agreement. Although Ivanhoe Mines has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party of the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitles to all of the benefits of the Investment Agreement, including stability with respect to taxes payable. In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-Ivanhoe Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-Ivanhoe Joint Venture or the scope of the lands to be covered by the Investment Agreement.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company's financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company's ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an

(In United States dollars unless stated otherwise)

economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure and procedures as of December 31, 2009 and believes its disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

Management evaluated whether there was a change in our Company's internal control over financial reporting during the period commencing on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. During this period, the Company implemented a new accounting system to further automate the consolidation and financial reporting process. The implementation required additional internal controls to ensure the accuracy of historical financial data and resulted in changes to existing internal controls.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Company is a "domestic" issuer under Canadian securities law

and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" on June 27, 2008, which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011.